UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2025

ENERGEA PORTFOLIO 5 LATAM LP
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

93-2777221
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Page i

Caution Regarding Forward-Looking Statements

We make statements in this Annual Report that are forward-looking statements. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, those described in this Annual Report and in the section titled "Risk Factors" in the Offering Circular.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report, and the risk that actual results will differ materially from the expectations expressed herein will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, those described above and those referenced under "Risk Factors" in the Offering Circular, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. description of business

The Offering

Energea Portfolio 5 LATAM LP (the "Company", "us", "we", "our" and similar terms) is a limited partnership organized under the laws of Delaware to invest in the acquisition, development, and operation of solar energy projects in countries in the Central America, South America and/or the Caribbean located below the southern border of the United States (such countries are herein after referred to as "Latin America" or "LATAM" and each such solar energy project is hereinafter referred to as a "Project"). The Company may also lend money to Development Companies and use solar projects as collateral rather than acquiring Projects for direct ownership (each a "Loan"). The Company's day-to-day operations are managed by Energea Global LLC (the "General Partner" and together with its affiliates "Energea Global").

The Company is currently offering up to $50.0 million in limited partnership interests designated as "Class A Investor Shares" (the "Offering") pursuant to Regulation A ("Regulation A") of the Securities Act of 1933, as amended (the "Securities Act"). The current price of the Class A Investor Shares is $1.00 per Class A Investor Share, and the minimum initial investment is $100.

Offices and Employees

The Company's offices are located at 52 Main Street, Chester, CT 06412. The Company itself has no employees. Rather, the Company has engaged the General Partner to manage the Company and utilizes employees and services provided by the General Partner as described more fully in the section "Directors, Executive Officers & Significant Employees".

Company Overview

Energea Portfolio 5 LATAM LP is a limited partnership, treated as a "C" corporation for United States federal and state income tax purposes, and organized under the laws of Delaware as of August 7, 2023. The Company and its day-to-day operations are managed by Energea Global LLC (the "General Partner" or "Energea Global"). The Company was created to invest in the acquisition, development, and operations of solar energy projects in LATAM (each a "Project"). The Company may also lend money to Development Companies and use solar projects as collateral rather than acquiring Projects for direct ownership (each a "Loan").  As of the date of this Annual Report, we have not yet begun operations other than those associated with general start-up and organizational matters. We currently do not have any Projects and we have not received payments on the one (1) Loan we have made and therefore we have not generated any revenue (see "Description of Property").

The primary sources of revenue for the Company will come from payments made by customers who buy energy from the Projects ("Customers") and borrowers who make principal and interest payments on Loans ("Borrowers"). The Company's profitability depends on generating revenues from Projects and Loans that exceed the operating costs (see "Our Operating Costs and Expenses").

We expect that Projects will be owned by special-purpose entity (each a "SPE"). We anticipate that each SPE will be organized in the country where the Project is located.

The Company generally plans to hold the Projects indefinitely, creating a reliable stream of cash flow for Investors. Should the Company decide to sell Projects in the future, however, the General Partner would consider the following factors:

•       Yield and Cashflow: Many investment funds look for reliable cashflows generating a targeted yield. With both revenue and most expenses locked in by contract, the cash flow from any Project should be predictable and consistent for as long as 25 years.

•       Project Consolidation: Some of the Projects will be too small or unusual for institutional buyers to consider purchasing on their own. The Company could package these Projects into a larger, more standardized portfolio that will be attractive to these larger, more efficiency-focused players. In the aggregate, a portfolio of Projects might be expected to generate 50+ megawatts of power with relatively uniform power contracts, engineering standards, and underwriting criteria. A portfolio of that size can bear the fees and diligence associated with an institutional-grade transaction or securitization.

•       Cash Flow Stabilization: When the Company buys a Project, it will typically share the construction or repowering risk with the Development Company that originated the Project. Larger investors are generally unwilling to take on construction risk and will invest only in Projects that are already generating positive cash flow, referred to as "stabilization". Thus, the Company may acquire Projects before stabilization and sell them after stabilization. Institutional investor interest in the Portfolio should increase as the portfolio stabilizes.

•       Increase in Residual Value: When the Company acquires a Project, the appraisal will be based solely on the cash flows projected from executed Power Purchase Agreement (see "Summary of Supporting Contracts"), with no residual value assumed for the Project. We believe that there is a high probability that a Project will continue to create revenue after its initial contract period in the form of a contract extension, repositioning, or sale of energy into the merchant energy markets. This creates a sort of built-in "found value" for our Projects, which may be realized upon sale.

Investment Strategy

Development Companies

The Company will source most of its Projects from other companies who specialize in developing solar projects in LATAM ("Development Companies"). The Company's relationship with Development Companies may take several different forms. A Development Company might: (i) identify a potential project and permit, engineer and construct it, (ii) provide operations and maintenance support for a Project after it is built or (iii) sell a Project to us and exit entirely.

Development Companies are compensated for their work and their risk. As of the date of this Annual Report, the General Partner does not own a Development Company in LATAM and as of the date hereof, and in the future, the Company expects to acquire all Projects from unrelated Development Companies. The General Partner may create or acquire a Development Company if Projects from third parties become overpriced, if an exceptional market opportunity presents itself or if deal flow is slow and we require additional development capacity. If the Company were to acquire a Project from a Development Company that is related to the General Partner or an affiliate of the General Partner, we will cap the related-party origination fee at 5.0% of the overall Project's cost, which we believe is below the standard market rate for developing a Project (see "Compensation of General Partner").

Projects

The General Partner reviews Projects submitted by the Development Companies and seeks to identify Projects that we believe represent the greatest opportunity for potential risk-adjusted returns. We are specifically searching for Projects in countries with what we believe to be favorable economic conditions, large addressable markets and well-defined renewable energy policies, like Colombia, Panama, Chile, Uruguay and Costa Rica. Our preference would be to invest in Projects with credible Customers, albeit adjusted for the context of LATAM economies.

We expect to invest primarily in Projects with the following characteristics:

•       Locations: We select locations based primarily on:
o   Demand for alternative energy;
o   Efficient access for maintenance;
o   Interconnection points with the electricity grid;
o   Acceptable security risks. The Company tries to avoid selecting Projects in locations with high crime areas which could expose the Project to an increased risk of theft and vandalism;
o   Solar irradiance; and
o   Country and local-level policies that enable the development of renewable energy projects.

•       Right to Site: We expect that some Projects to be owned by the Company will be installed on Customer's rooftops, while others will be located on remote parcels of real estate. In either scenario, the Company, and more specifically, the SPE, will obtain rights to access the Project to construct and maintain the Project ("Site Access"). For rooftop Projects, Site Access is most-commonly granted through the Power Purchase Agreement with the Customer. For Projects on remote real estate, the SPE will either purchase or lease the property to ensure adequate Site Access is obtained.

•       Operation and Maintenance: The SPEs will hire a company to perform some or all of the services necessary to maintain each Project in good working order. This includes preventative maintenance (such as inverter diagnostics, cleaning inverter fans and string testing), emergency maintenance (which is when a technical crew is dispatched to a Project to address an unexpected issue that occurred in the field), modules cleaning, site security and landscaping.

•       Connecting Projects to the Electric Grid: Most Projects acquired or constructed by the Company will require permission to interconnect to the local electric grid ("Interconnection"). This permission is granted by the local interconnecting utility company through an interconnection agreement and an associated permission to operate. In the case of certain smaller projects, interconnection rights may be granted through national and utility policy and not require an individual interconnection agreement.

•       Minimum Technical Requirements ("MTR"): All technical aspects of each Project we invest in must meet the Company's MTR. The MTR is a comprehensive list of all venders and equipment makes/models which have gotten through the General Partner's due diligence process and are acceptable for use in the Projects. We analyze venders and the equipment they make to predict the field performance of the equipment and the financial strength behind warranties and guarantees. In addition to tracking venders and materials used in the construction, we also track best installation practices through the MTR. Each Project leaves lessons learned, and those lessons are incorporated into the collective memory of the General Partner by being added to the best practices component of the MTR.

•       Country-Level Policies and Environmental Commodities: Some countries in LATAM have certain policies to promote the development of renewable energy projects. There are a wide range of policy types that include carbon credits, property and sales tax exemptions, net metering and community solar (referred to as "DG" in the Colombian context). The Company will seek to optimize those country-level policies with the belief that it will increase the expected return on investment for Investors which may include transactions with third parties to monetize carbon and renewable energy credits.

•       When the Company Invests in Projects: Normally, the Company will not invest in a Project until the applicable contracts named above in Rights to Site and Connecting Projects to the Electric Grid have been negotiated and executed.

Thus, in most cases, Investors are not exposed to significant Project-level risks until all these agreements are executed. However, the General Partner might make exceptions for Projects which we believe to be exceptionally promising. The General Partner will have sole discretion over whether to acquire or invest in a Project. See "Risk Factors" in the Offering Circular for more information.

Loans

The Company intends to provide Loans to Borrowers in LATAM or with U.S. companies that do business in LATAM. Borrowers will usually be Development Companies or single-purpose entities which own solar projects. These Loans will be designed to finance the development of new solar energy projects while relying on the credit of existing projects or other collateral that rests on the balance sheet of the Borrower as collateral. Each time a new project reaches commercial operation; it contributes to the Borrower's overall collateral which allows the Company to extend additional credit to the Borrower.

•       Loan Issuance: As the Company raises capital through the Offering, the General Partner may lend some or all of it to Borrowers each month. Each disbursement will be amortized on a separate amortization schedule which adheres to the terms and conditions of the Loan Agreement (see
•       Summary of Supporting Contracts").

•       Collateral: The Loans will be senior debt and collateralized by a pledge of the shares in the Borrower's enterprise which includes solar projects held on the corporate balance sheet. Thus, by serving as the sole lender to a Borrower, the solar projects act as the primary form of collateral. As Loans are issued, the Borrower will use the loan proceeds to develop and construct more projects which are added to the overall collateral calculations.

As the Projects achieve commercial operation, the Borrower's customer will begin to make payments to our Borrower for energy produced by the Projects. In some cases, payments from the customers to our Borrower will be made directly to a segregated account controlled by the Company. As a condition to close a Loan, the Borrower will grant the Company controlling rights to the trust account and/or collateralized assets, in the event of a default, the General Partner can easily step into the Borrower's cash flow to prevent revenue leakage during a default event. We believe the Company will be particularly well-suited to issue Loans when solar projects act as collateral due to our General Partner's extensive experience owning and operating solar projects.

•       Loan Management: The General Partner will oversee the performance and compliance of Borrowers and the associated collateral. Their responsibilities include continuous monitoring of construction progress, energy production and cash flows to help ensure that loan terms are met. By working closely with the Borrowers and their projects, we expect to mitigate risks associated with project delays and underperformance which could impair the Borrower. Close scrutiny of underlying projects during due diligence and loan servicing will also ensure an efficient step-in during a default scenario.

Investment Committee

When we find a Project or Loan that meets the fundamental criteria described above, we consider the opportunity at a multi-disciplinary committee of experienced renewable energy executives of the General Partner ("Investment Committee"). To approve a Project or Loan for funding, a unanimous approval of the investment by the Investment Committee is required to move forward. A copy of the memorandum prepared by the General Partner for each Project or Loan will be provided to Investors on the Platform and in our filings with the SEC through "Form 1-U" and 253(g)(2) filings. As of the date of this Annual Report, the Investment Committee consists of the members outlined in the table below:

Name	Title	Due Diligence Responsibility
Arthur Issa / Daniel Chavez	Financial Analyst	Review historical financials and prepare projections for each Project and Loan incorporating cash flow, tax, technical and energy market variables.
Dave Rutty	Project Analyst	Compiles the IC Memos for Projects.
Francielle Assis	HR & HSEC Legal Coordinator	Examines the area where a Project is located for environmental, emergency services and community-related risk factors.
Isabella Mendonca	General Counsel	Examine and/or prepares all documents related to a Project or Loan to ensure contracts meet Energea Global's requirements.
Juan Carvajales	Loan Analyst	Compiles the IC Memo for Loans.
Julio Cezar dos Santos de Morais	Electrical Engineer	Ensures all Projects meet our MTR. Produces a "punch list" of failures to be remedied if necessary.
Mike Silvestrini	Managing Partner	Originates and negotiates most investment opportunities.
Paulo Vieira	Director of Operations & Maintenance	Confirms cost and strategy for operating and maintaining Project investments.

Specific Market Analysis

The General Partner is actively evaluating several solar markets across LATAM, with a particular focus on distributed generation opportunities that align with the Company's investment strategy. These include a range of Projects-from rooftop and behind-the-meter systems to larger installations up to 10 MW-that deliver power directly to large commercial and industrial users, utilities, or end customers through structured "community solar" programs ("DG"). As demand grows across the region for affordable, clean, and resilient power, we believe that the DG segment presents a compelling opportunity to deploy capital efficiently while maintaining high standards for risk management and yield.

LATAM presents a diverse landscape for DG solar investment, shaped by strong solar irradiance, evolving regulatory support, rising electricity demand, and a growing private-sector appetite for decarbonization. The General Partner is currently prioritizing markets such as Colombia, Chile, Panama, and select Caribbean nations-each offering different catalysts for DG development. While the opportunity set is broad, the General Partner follows a deliberate, memo-driven process and will publish a formal market analysis prior to making any investments-either in Projects or Loans-in any new market. These memos include thorough evaluations of the local regulatory environment, counterparty risk, solar economics, financing conditions, and alignment with the Company's core investment objectives.

Colombia is the first approved market in our portfolio due to what we believe to be a combination of compelling policy support and strong fundamentals in the DG space. With a grid historically reliant on hydropower and increasingly exposed to climate-driven variability, Colombia is actively diversifying its energy mix. The regulatory foundation, including Law 1715, has enabled solar development through favorable net billing, tax incentives, and long-term power purchase agreements. The DG market, in particular, is supported by rising demand from large energy users seeking reliability and cost savings - whether through on-site installations, private PPAs, or community-based solar participation. We believe these conditions make Colombia an ideal starting point for the Company.

We believe that Chile also presents a mature DG opportunity set, with some of the best solar irradiance in the world and a transparent, liberalized energy sector. The market supports both net billing and merchant DG models, with promising potential in commercial-scale systems and hybrid storage applications. We believe that Panama, while more modest in scale, offers a stable macroeconomic backdrop, dollarized currency, and recent regulatory advances in net metering and renewable incentives that support commercial solar uptake. Select Caribbean markets - such as the Dominican Republic, Jamaica, and Barbados - are pursuing aggressive clean energy transition plans, and DG projects in those countries are expected to offer high avoided-cost economics in diesel-dependent grids, often backed by multilateral climate finance.

While the General Partner continues to explore these markets, investment activity will be limited to jurisdictions where a full market memo has been completed, reviewed, and approved. These memos serve as the foundation for all subsequent Project or Loan originations, ensuring that every investment is grounded in analysis and aligned with the Company's strategic mandate.

The following table highlights the first approved market-Colombia-along with its corresponding Investment Committee memo which details the General Partner's analysis and due diligence of the market:

Location	Product	Target Investment	Market Analysis
Colombia	Helios Loan*	$100,000,000*	Exhibit 99.1
* The Helios Loan is a revolving Loan and this amount represents the aggregate amount of loans which may be made under the Helios Loan. The Company has the right but not the obligation to fund amounts under the Helios Loan.

Competition

Our net income will depend, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We expect to compete with many other entities engaged in renewable energy in the LATAM market, including individuals, corporations, and private funds, many of which have greater financial resources and lower costs of capital than we have.

There are numerous companies with investment objectives similar to ours. That said, the industry is going through a consolidation phase where a large pool of market participants is being consolidated into a smaller group of "successful" enterprises. Thus, we believe that we will have fewer competitors today than we would have had five years ago, but those competitors are generally larger and more sophisticated than those that have folded or sold their position in the market.

Competitive variables include market presence and visibility, amount of capital to be invested per Project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the Projects that we have targeted for acquisition.

Although we believe that we are well-positioned to compete effectively in each facet of our business, there is competition in the market and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to grow the portfolio in the future and conduct our business effectively.

Our Revenue and Income

The revenue will come from our Projects and the interest portion that we will receive from Borrowers on our Loans as well as the interest we may earn from any Company Investments. The Company expects to generate cash flow by opportunistically selling Projects, assigning Loans to other parties, and collecting Liquidated Damages from contractors.

Our Revenue Recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Power Purchase Agreement or Loan Agreement
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant or the issuance of debt
Step 3 - Determine the Transaction Price	Amount contractually signed with Customer or Borrower
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Customer
Step 5 - Recognize Revenue	At a point in time when the Customer or Borrower is invoiced

Our Operating Costs and Expenses

The Company expects to incur a variety of costs and expenses, including:

•       banking fees;

•       legal expenses;

•       payments to the General Partner for fees;

•       fees to wire money from LATAM countries to the U.S.;

•       payments to U.S. states to comply with their respective securities law ("Blue Sky Laws");

•       debt service and transactional payments (where we borrow money at the Company level);

•       annual financial audit expenses;

•       U.S. taxes;

•       LATAM taxes.

The Projects will also incur a variety of costs and expenses, including:

•       payments to third parties to operate and maintain the Projects;

•       lease payments to landowners;

•       debt service and transactional payments (where we borrow money at the Project level);

•       utilities;

•       on-site security;

•       payments to the third party that manages customer electric bill credits;

•       taxes paid to LATAM governments;

•       banking fees;

•       trust fees;

•       project insurance.

The Company's total operating expenses for the fiscal year ended December 31, 2025 were $44,432.

U.S. and Colombia Taxes

This Annual Report is not providing, or purporting to provide, any tax advice to Investors.  Every potential Investor is advised to seek the advice of his, her or its own tax professionals before making this investment. The securities sold in the Offering may have issues related to taxation at many levels, including tax laws and regulations at the state, local and federal levels in the United States, and at all levels of government in non-U.S. jurisdictions.

It is impractical to comment on all aspects of federal, state, local and foreign tax laws that may affect the tax consequences of participation in the Company. Therefore, each prospective Investor should satisfy himself, herself or itself as to the tax consequences of participating in the Company by obtaining independent advice from his, her or its own tax advisers. Furthermore, while the Company will furnish to you any information required to be provided to you under applicable tax laws, preparation and filing of each Investor's tax returns shall be such Investor's responsibility.

The following summarizes certain federal income tax consequences of acquiring Class A Investor Shares. This summary is based on the current tax laws of Colombia, the current U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations issued by the Internal Revenue Service ("Regulations"), and current administrative rulings and court decisions, all as they exist today. All of these tax authorities could change in the future (and such change may possibly be retroactive so as to result in different U.S. federal income tax consequences from those set forth below).

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

Colombia Taxes

Interest and other income received by the Company from sources within Colombia, including payments under Loans or other credit arrangements, may be subject to Colombian withholding tax. Under current law, interest paid to non-resident lenders is generally subject to a withholding tax rate of 15%, subject to exceptions or reductions under applicable tax treaties or special regimes. Capital gains realized by the Company on the sale or disposition of certain Colombian assets may also be subject to Colombian income or capital gains tax at a rate of 10%, depending on the nature and situs of the asset, and whether any treaty relief is available.

Dividends distributed by Colombian entities to the Company may be subject to Colombian dividend withholding tax at a rate of 10% if paid from profits previously taxed at the corporate level, or at a higher grossed-up rate if paid from untaxed profits. Value-added tax ("VAT") is generally not imposed on interest or loan principal payments, but certain services provided in Colombia may be subject to VAT, currently at a standard rate of 19%, depending on the location and nature of the service.

The tax treatment of the Company's income from Colombia will depend in part on the nature of its investments, the characterization of such income under Colombian law, and the Company's ability to avoid creating a taxable presence in Colombia. Investors should be aware that Colombian tax laws are subject to change and may be interpreted or applied in a manner that results in adverse tax consequences to the Company or the Investors. Investors are urged to consult their own tax advisors regarding the Colombian tax consequences of an investment in the Company in light of their particular circumstances.

Please note that any investment in any other LATAM countries may have different tax effects than those described herein with respect to Colombia.

U.S. Federal Income Taxes

The following is a summary of certain material United States federal income tax consequences of the ownership and disposition of the Class A Investor Shares but does not purport to be a complete analysis of all the potential tax considerations relating thereto.  Except as explicitly set forth below, this discussion is limited to U.S. Holders (defined below) who hold the Class A Investor Shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the tax considerations arising under the laws of any United States state or local or any non-United States jurisdiction or under United States federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an Investor's particular circumstances or to Investors that may be subject to special tax rules.

As used herein, the term "U.S. Holder" means a beneficial owner of the Class A Investor Shares that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States, a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state or political subdivision thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons control all of the substantial decisions of the trust or if a valid election is in place to treat the trust as a U.S. person.

In addition, if a partnership, including any entity or arrangement, domestic or foreign, classified as a partnership for United States federal income tax purposes, holds Class A Investor Shares, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Class A Investor Shares, and partners in such partnerships, should consult their tax advisors.

Classification as a Corporation

The Company is a Delaware limited partnership but has affirmatively elected to be treated as a corporation under Subchapter C of the Code for federal income tax purposes.  Thus, the Company will be taxed at regular corporate rates on its income before making any distributions to holders of Class A Investor Shares as described below.

The General Intangible Low-Tax Income ("GILTI") tax on foreign investments is more favorable to our investors under a corporate tax structure as opposed to a partnership, where the tax on international assets would be levied on individuals. Under a partnership, an investor would be responsible for 37% of all foreign profits generated from an international investment. A corporate tax structure allows the corporation to realize foreign tax credits. Under this corporate tax reporting structure, the corporate entity would only pay 21% tax on 50% of the foreign profits after foreign tax credits have been applied.

Taxation of Dividends

The income of the Company will consist primarily of cash available for distribution ("CAFD") received from the SPE in the form of a dividend. Because the SPEs will be foreign corporations, these dividends will be "non-qualified dividends" within the meaning of the Code and therefore subject to tax at ordinary income tax rates ("qualified dividends," including dividends from most U.S. corporations, are subject to tax at preferential rates).

Foreign Tax Credit

The Company, but not the Investors, might be entitled to credits for taxes paid by the SPEs in LATAM. Taxes imposed in LATAM which are not imposed on income may not receive a foreign tax credit.

Taxation of Distributions to Investors

Distributions to U.S. Holders out of the Company's current or accumulated earnings and profits, if any, will be taxable as dividends. A non-corporate U.S. Holder who receives a distribution constituting "qualified dividend income" may be eligible for reduced federal income tax rates. U.S. Holders are urged to consult their tax advisors regarding the characterization of corporate distributions as "qualified dividend income." Dividends received by a corporate U.S. Holder may be eligible for the corporate dividends-received deduction if certain holding periods are satisfied. Distributions in excess of the Company's current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares. Rather, such distributions will reduce the adjusted basis of such U.S. Holder's Class A Investor Shares. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. Holder's adjusted basis in its Class A Investor Shares will be taxable as capital gain in the amount of such excess if the Class A Investor Shares are held as a capital asset. In addition, Section 1411 of the Code imposes on individuals, trusts and estates a 3.8% tax on certain investment income (the "3.8% NITT").

Taxation Upon the Sale or Exchange of Class A Investor Shares

Upon any taxable sale or other disposition of Class A Investor Shares, a U.S. Holder will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between the amount of cash and the fair market value of any property received on such disposition; and the U.S. Holder's adjusted tax basis in the Class A Investor Shares. A U.S. Holder's adjusted tax basis in the Class A Investor Shares generally equals his or her initial amount paid for the Class A Investor Shares and decreased by the amount of any distributions to the Investor in excess of the Company's current or accumulated earnings and profits. In computing gain or loss, the proceeds that U.S. Holders receive will include the amount of any cash and the fair market value of any other property received for their Class A Investor Shares, and the amount of any actual or deemed relief from indebtedness encumbering their Class A Investor Shares. The gain or loss will be long-term capital gain or loss if the Class A Investor Shares are held for more than one year before disposition. Long term capital gains of individuals, estates and trusts currently are taxed at a maximum rate of 20% (plus any applicable state income taxes) plus the 3.8% NIIT.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year.

Tax Returns and Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his or her federal income tax returns, if any; provided, however, the Investors shall be responsible for determining their adjusted basis in their respective Class A Investor Shares. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his purchase of Class A Investor Shares. The tax returns of the Company will be prepared by accountants selected by the Company.

If the tax returns of the Company are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate our position and such fees would reduce the cash otherwise distributable to Investors.

Each Investor must either report Company items on his or her tax return consistent with the treatment on the information return of the Company or file a statement with his tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to federal income tax deficiency proceedings.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other U.S. Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes and does not address the impact of other taxes on an investment in the Company, including federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

Summary of Supporting Contracts

Project Contracts

The Company will cause the SPEs to enter into five (5) main contracts for each Project:

•       Purchase and Sale Agreements: When the General Partner identifies a project that it believes, in its sole discretion, meets the investment criteria of the Company, it signs a "Purchase and Sale Agreement" to acquire the rights to the Project from a Development Company.

•       Power Purchase Agreements: In all cases, the SPEs will sell electricity produced by the Projects to Customers pursuant to a contract we refer to as a "Power Purchase Agreement" or a "PPA".

•       Purchase and Sale Agreements for Environmental Commodities: In some cases, the SPEs will sell environmental commodities produced by the Projects to third parties pursuant to a contract we refer to as an "Purchase and Sale Agreement for Environmental Commodities".

•       Construction Contracts: To build the Projects, the SPE will hire a third party to provide engineering, procurement, and construction services pursuant to a contract referred to as a "Construction Contract".

•       Project Maintenance Contracts: The SPE will then hire a third party to operate and maintain the Projects pursuant to a contract we refer to as a "Project Maintenance Contract".

Although the final terms and conditions and contract title will most likely differ from Project to Project, we will attempt to ensure that the rights and obligations of the parties will generally be consistent across all of the Projects. However, there is no assurance that we will be able to negotiate consistent terms, and the terms and conditions of each contract may contain material differences.

Loan Contracts

The Company will enter into three (3) main contracts when making a Loan to a Borrower:

•       Loan Agreement: A Loan Agreement ("Loan Agreement") is a contract where the Lender provides funds to a Borrower up to a specified limit over a set borrowing period. The Borrower uses these funds to construct new solar projects. The Borrower grants the Lender a first-priority lien on all its assets as collateral, including the solar projects. The agreement includes conditions for advances, default triggers, and remedies for the Lender, with covenants ensuring compliance and asset segregation.

•       Collateral Agreements: The "Collateral Agreements" are a collection of agreements and instruments designed to secure obligations under a Loan Agreement between a Borrower and the Company. These documents collectively establish, and perfect the Company's security interests in various assets and equity interests of the Borrower and related parties. They may include personal guarantees, corporate guarantees, promissory notes outlining repayment terms, and pledge agreements granting the Company priority liens on specific collateral. Supporting resolutions and certificates confirm the Borrower's authorization and compliance. The Collateral Agreements address repayment conditions, default remedies, rights over collateral, and ensure the Company's enforcement capabilities while defining limits on recourse where applicable.

•       Trust Agreement: Some, but not all, Loans will also have a "Trust Agreement". In circumstances where the General Partner requires more fiscal oversite over a Borrower, we will set up a trust which will receive all of the Borrowers revenue (usually payments for energy from their customers). The General Partner will instruct the Trustee to pay principal and/or interest payments owed to the Company prior to distributing the remaining cash to the Borrower for their use in operations.

Past Performance

The Company commenced operations following its formation on August 7, 2023. Through December 31, 2025, the Company's activities were limited to organizational matters, offering activities, regulatory compliance, and preparation for investment operations. Although the Company entered into the Helios Loan on January 22, 2025, no amounts had been funded under that facility as of December 31, 2025. Accordingly, the Company had not yet generated revenue from operations as of year-end.

Material Legal Proceedings

As of the date of this Annual Report, neither the Company, nor any of the Company's SPEs are currently involved in any material legal proceedings.

Factors Likely to Impact the Performance of the Company

A comprehensive discussion on risks of investing in the Company can be found at the beginning of the Company's Offering Circular. Below are risks that we believe deserve specific attention, as they have the highest likelihood of impacting Investor returns. Following each risk is a brief description of mitigating strategies to be employed by the General Partner:

  Solar Irradiance: Energea Global forecasts the energy production of each Project based on historical weather patterns. A deviation from historical weather patterns could result in lower-than-expected electrical production and decreased dividends. Projected returns use a P-50 production estimate. P-50 is an estimate of electrical production where there is a 50% statistical probability that the Project will produce more electricity and a 50% probability that the Project will produce less. This is an industry standard method of weather prediction and production estimating.

    Mitigating Strategy: Diversifying across many Projects and different geographical markets helps to mitigate the solar irradiance risk of any specific Project. The Projects are impossible to predict one day to the next, but over a year, it is actually quite predictable for experienced managers. Loans carry a lower exposure to solar irradiance than Projects. A "debt service coverage ratio" is designed to "make room" for the collateral to underperform and still make the debt service payment as scheduled. While the effects of solar irradiance on Projects in the short term are almost impossible to predict, we believe that in the long term the effects of solar irradiance become more predictable.

  Theft / Damage:  The equipment may be subject to theft or damage which is beyond the Company's control.

Mitigating Strategy: Energea Global always carries insurance to protect against major loss. We carry property insurance to cover theft or unexpected damage to the equipment as well as business interruption insurance to cover lost income during Project downtime. Many of the Projects are on Customer's rooftops where they enjoy some level of protection. Loans are less exposed to theft and damage losses.

  Construction: There is a risk that the Project could encounter unforeseen delays or costs during the construction phase that could potentially delay dividends and result in a lower-than expected IRR.

    Mitigating Strategy: All Construction Contracts (see summary of "Summary of Supporting Contracts") have liquidated damages clauses. Liquidated damages hold the contractor building the Project responsible for any lost revenue resulting from construction delays. However, the Company may be unable to capture liquidated damages from contractors, which would result in lost revenue for the Company. The Company also acquires all Projects on a fixed-price basis to limit our exposure to cost overruns during construction.

  Customer Default: The primary source of revenue from Projects and Loans will come from long-term Purchase Power Agreements and Loans. There is a risk that an entity could default on the Purchase Power Agreement or Loan.

    Mitigating Strategy: Energea Global carefully evaluates the credit risk of the Customers and Borrowers. Most of the contracts with the Company or SPEs will be with large utility companies, large corporations and U.S. municipalities, which we believe mitigates risk.

  Materials / Equipment: Equipment may fail or break down resulting in lower than anticipated production or unplanned additional operating expenses.

    Mitigating Strategy: Equipment used in the Projects come with warranties (ranging from 2 to 25 years depending on the component) and guarantees from contractors (ranging from 2 to 5 years). Warranties and guarantees protect against failure when they are properly managed and pursued. Energea Global also accounts for degradation in our project models and sets aside a contingency reserve for unforeseen mechanical issues that may arise.

Description of Property

As of the date of this Annual Report, the Company does not own any Projects and has made one (1) Loan (but the Company has not funded any portion of such Loan and has not received any payments thereunder) and therefore has no revenue.

Loans Issued

As December 31, 2025, the Company has issued one (1) Loan.

Borrower Name	Closing Date	Maximum Loan Amount	Amount Lent as of date hereof	Memo
Helios Colombia S.A. E.S.P, and Energía de la Alta S.A. E.S.P	01/22/2025	$100,000,000*	$0.00	Exhibit 99.2
Total			$0.00
*The Helios Loan is a revolving Loan and this amount represents the aggregate amount of loans which may be made under the Helios Loan. The Company has the right but not the obligation to fund amounts under the Helios Loan.

Summary of Class A Investor Shares

The Company offers Class A Investor Shares representing limited partnership interests governed by the Limited Partnership Agreement and the related Authorizing Resolution. These shares are offered at a price based on the Company's net asset value ("NAV"), derived from the net present value of projected cash flows from its investments.

Holders of Class A Investor Shares are passive Investors with no voting or management rights, except in limited circumstances. The Company is managed by the General Partner, which is responsible for making investment, operational, and distribution decisions in accordance with the Limited Partnership Agreement.

Distributions to Investors depend on available cash flow and are not guaranteed to be made. Investors are not required to make additional capital contributions and are not personally liable for the Company's obligations.

There is no established public market for the Class A Investor Shares. Transfers are subject to restrictions, including the Company's right of first refusal, which may limit an Investor's ability to resell shares.

The Company has adopted a Redemption Plan that may provide limited liquidity; however, Redemption Requests are subject to holding periods, timing and volume limitations, and the discretion of the General Partner. There can be no assurance that Redemption Requests will be honored.

Additional information regarding the Class A Investor Shares, including detailed terms and conditions, is set forth in the Company's Offering Circular.

Item 2. management discussion and analysis of financial condition and result of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in herein (see "Caution Regarding Forward-Looking Statements" and "Risk Factors" in the Offering Circular). Unless otherwise indicated, the latest results discussed below are as of December 31, 2025.

Summary of Key Accounting Policies

Investments

For financial statement purposes, the Company accounts for investments in Projects under ASC 360. The Projects are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets.

Impairment

The Company evaluates for impairment under ASC 360, utilizing the following required steps to identify, recognize and measure the impairment of a long-lived asset to be held and used:

•       Indicators of impairment - Consider whether indicators of impairment are present

•       Test for recoverability - If indicators are present, perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset in question to its carrying amount (as a reminder, entities cannot record an impairment for a held and used asset unless the asset first fails this recoverability test).

•       Measurement of an impairment - If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the long-lived asset, determine the fair value of the long-lived asset and recognize an impairment loss if the carrying amount of the long-lived asset exceeds its fair value.

Revenue Recognition

The Company follows ASC 606 guidelines for revenue recognition. To apply this principle, the standard establishes five key steps:

•       Step 1: Recognize the contract with the Customer/Borrower

•       Step 2: Specify performance obligations

•       Step 3: Establish transaction price

•       Step 4: Allocate transaction price to performance obligations

•       Step 5: Recognize revenue

Market Outlook and Recent Trends

We believe that LATAM presents a compelling and evolving opportunity for investment in distributed solar energy. Driven by rising electricity demand, high commercial energy costs, improving regulatory frameworks, and strong solar resource availability, the region is increasingly embracing decentralized clean energy solutions. Many LATAM countries face grid reliability challenges, fuel price volatility, and a dependence on large-scale hydro or fossil fuel imports-factors that we believe underscore the need for a diversified and resilient power infrastructure. In this context, distributed solar generation has emerged as a practical and cost-effective solution, particularly for C&I consumers seeking energy savings, reliability, and long-term price stability.

Over the past several years, regulatory support for distributed energy resources has expanded across certain LATAM countries, including net metering frameworks, streamlined interconnection policies, and renewable energy targets. Financing activity has also increased, with development banks, multilaterals, and climate-focused private capital backing clean energy deployment at various scales. Technological advances in solar and battery storage, coupled with declining equipment costs, have further improved project economics, especially in middle-income countries with high utility rates and exposure to climate-related grid instability.

While regulatory maturity and credit quality vary across jurisdictions, a number of jurisdictions-such as Colombia, Chile, Panama, and select Caribbean nations-appear to be demonstrating clear momentum in enabling private-sector investment in distributed solar assets. We believe that as policy clarity improves and offtake demand grows, these jurisdictions are expected to continue expanding their distributed energy footprints. The General Partner believes LATAM represents an attractive region for disciplined, impact-aligned capital deployment, particularly through structured investments in distributed solar assets serving large energy users under long-term arrangements.

Calculating Distributions

The Company intends to make distributions monthly, to the extent the General Partner, in its discretion, determines that cash flow is available for distributions and in a manner consistent with the Authorizing Resolutions. Any other distributions shall be made pursuant to the terms of the LP Agreement which gives the General Partner broad discretion whether to make any distributions.  To date, the Company has not made a profit, although it has had distributable cash flow. Below are the activities of the Company that generate the cash flow which could be used to fund distributions:

Sources of Distributable Cash Flow

  Net income received from the Projects;

  Interest payments received from the Borrowers;

  Interest payments received from Company Investments;

  Net Proceeds from Capital Transactions;
    Originates from the sale or refinancing of Projects;
    Net proceeds are the gross proceeds of the capital transaction minus associated expenses, including debt repayment; and

  Liquidated Damages from Construction Agreements;
    Penalties paid by EPC Contractors when Projects are delivered behind schedule;
    Liquidated Damages are not booked as revenue but are considered distributable cash flow.

When the Company has distributable cash flow and the General Partner determines to make a distribution, here is an overview of how these distributions are allocated and calculated:

Allocation of Distributions

Distributable cash flow, if any, is distributed to the Preferred Equity Investors, on a pari passu basis, and the General Partner in the following order of priority:

  First, the Preferred Return;

  Thereafter, any additional cash flow shall be distributed 80% to Preferred Equity Investors and the Carried Interest to the General Partner.

Calculation of Preferred Return

The General Partner will discount each month of Estimated NOI (see "Price of Class A Investor Shares") by the same discount rate until the cash flow results in an internal rate of return ("IRR") of 7% ("Adjusted NOI").  The IRR is calculated using the extended internal rate of return ("XIRR") function and is based upon the price an Investor paid per Class A Investor Share. The resulting Adjusted NOI is the monthly distribution that would need to be paid to Investors for them to receive their Preferred Return. Since all months of Estimated NOI are discounted evenly, the Adjusted NOI maintains the same seasonality curve as the Estimated NOI. If the actual NOI for any month is less than the Adjusted NOI, the Investors receive all the cash distributed that month and the shortfall is carried forward so that Investors catch up on their Preferred Return prior to any Carried Interest being paid. The IRR is calculated based upon the price an Investor paid per Class A Investor Share, and not on any revenue or profit achieved by the Company. To date, the Company has not made a profit, although it has had distributable cash flow. To the extent the Company has distributable cash flow but has no current or accumulated earnings and profit, such distributions are considered a return of capital for U.S. federal income tax purposes to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares.

Calculation of Carried Interest

If the General Partner determines that a distribution can be made with distributable cash flow, and the amount of distributable cash flow is greater than the Adjusted NOI for the month (and the Investors are therefore on track to receive their Preferred Return), the General Partner will receive a Carried Interest. Any distributable cash flow that is greater than the Adjusted NOI (plus any shortfall from previous months) will be divided between the General Partner and the Preferred Equity Investors where the General Partner will get 20% of the excess and Preferred Equity Investors will get 80% of the excess.

Distributions

Provided we have distributable cash flow (see "Sources of Distributable Cash Flow"), we will authorize and declare distributions based on the Projects' net income, interest paid on Loans and interest earned on Company Investments during the preceding month minus any amounts held back for reserves.

While we are under no obligation to do so, our General Partner may declare other periodic distributions as circumstances dictate. To date, the Company has not generated any distributable cash flow.

To the extent the Company has distributable cash flow but has no current or accumulated earning and profit, such distributions will be considered a return of capital for U.S. federal income tax purposes to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares and reported to Investors on a Form 1099-B. To the extent the Company makes distributions from profits in the future, such distributions will be classified as dividends and reported to Investors on a Form 1099-DIV.

Please note that in some cases, Investors have cancelled their purchase of Class A Investor Shares after distributions were made. In that case, the distribution allocated to that Investor is returned to the Company and the bookkeeping is updated to reflect the change in cash distributed. Thus, all figures below are subject to change.

Past Operating Results

Since its inception, the Company has focused on preparing for the acquisition and development of solar energy Projects and the origination of loans to development companies across Latin America. The Company has not yet deployed capital into Projects or Loans and remains in a pre-operational stage as it advances its capital raising activities and investment pipeline.

The Company has prioritized organizational development, regulatory compliance, and structuring activities necessary to support its investment strategy, including the preparation and qualification of its Regulation A offering. As of December 31, 2025, the Company had not acquired any Projects or originated any loans, including under the Helios Loan, which was executed on January 22, 2025.

Operating Results for Fiscal Years ended December 31, 2025 and 2024

As of December 31, 2025 and 2024, the Company had total assets of $66,325 and $24,930, respectively. These balances were comprised of cash and cash equivalents of $39,739 and $1,310, other current assets of $686 and $414, and amounts due from related parties of $25,900 and $23,206, respectively. Total liabilities and partners'/members' equity were $66,325 and $24,930, respectively. Total liabilities were $11,190 and $22,674, while partners'/members' equity totaled $55,135 and $2,256, respectively. The increase in assets and equity was primarily attributable to additional capital contributions received during 2025 to support the Company's formation and investment readiness activities.

For the fiscal years ended December 31, 2025 and 2024, the Company generated no revenue in either period, as it had not yet deployed capital into Projects or originated loans.

Total operating expenses for the fiscal years ended December 31, 2025 and 2024 were $44,432 and $35,139, respectively. These expenses consisted primarily of professional fees, organizational costs, and other general and administrative expenses incurred to support the Company's formation, regulatory compliance, and readiness for capital deployment. The increase in operating expenses in 2025 was primarily due to continued organizational and regulatory activities, including preparation for the Company's Regulation A offering.

For the fiscal years ended December 31, 2025 and 2024, the Company reported net losses of $44,665 and $34,732, respectively. Total other income/(expense) was $(233) and $407, respectively. The Company recorded comprehensive losses of $41,611 and $38,687, respectively, which include the impact of foreign currency translation adjustments.

Overall, the Company remained in a pre-operational stage during both periods, with no revenue generation and operating results driven primarily by general and administrative expenses. The increase in net loss in 2025 reflects continued investment in organizational infrastructure and capital raising readiness in advance of deploying capital into Projects and loan investments.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering, it might make up the shortfall through borrowing. The General Partner will make this decision on an as-needed basis. As of the date of this Annual Report, neither the Company nor the Projects currently have any loans.

Liquidity and Capital Resources

Other than investments made by the General Partner used to fund formation and operating expenses (such as in connection with the execution and delivery of the agreements setting forth the terms of the Helios Loan) , the Company has received no investments. The Company has no capital commitments and the Company has no immediately available sources of liquidity other than the proceeds of the Offering.

Method of Accounting

The compensation described in this section was calculated using the accrual method in accordance with U.S. GAAP.

Item 3. Directors, Executive Officers & Significant Employees

Names, Positions, Etc.

The Company itself has no officers or employees. The individuals listed below are the Managing Partners, Executive Officers, and Significant Employees of Energea Global, the General Partner of the Company.

Name	Position with General Partner	Age	Term of Office	Approximate Hours Per Week If Not Full Time (1)
Executive Officers
Mike Silvestrini	Managing Partner	45	01/01/2017 - Present	Full Time
Chris Sattler	Managing Partner	45	01/01/2017 - Present	Full Time
Gray Reinhard	Managing Partner, CTO	40	01/01/2020 - Present	Full Time
Isabella Mendonça	Managing Partner, General Counsel	33	10/02/2020 - Present	Full Time

Significant Employees
Arthur Issa	Financial Analyst	30	05/23/2018 - Present	Full Time
Paulo Vieira	Director of O&M	38	01/29/2024 - Present	Full Time
Francielle Assis	HR & HSEC Legal Coordinator	33	07/24/2023 - Present	Full Time
Marta Coelho	Controller, Global	52	12/07/2018 - Present	Full Time
Dave Rutty	Project Analyst	35	06/13/2022 - Present	Full Time
Julio Cezar dos Santos de Morais	Electrical Engineer	35	09/25/2023 - Present	Full Time
Juan Carvajales	Loan Analyst	52	08/01/2023 - Present	Full Time
(1)   The above listed employees do not record specific hours to each Company managed by Energea Global. Rather, the employees focus their full-time and energy to each Project, portfolio, or process as needed. The General Partner cannot estimate number of hours per week spent managing this or any particular Company as the employees are salaried. The work required to manage the Company and other companies managed by Energea Global changes from time to time depending on the number and frequency of Projects resulting from the amount they raise in each Offering. As the companies grow, dedicated staff are brought in to exclusively manage a specific company. As of December 31, 2025, there are no staff members exclusively dedicated to the Company and it is managed by the General Partner's executive team and certain significant employees.

Family Relationships

Marta Coelho, the General Partner's Controller, is the sister-in-law of Mike Silvestrini, the Managing Partner. There are no other family relationships among the executive officers and significant employees of the General Partner.

Ownership of Related Entities

Energea Global, the General Partner of the Company, is majority owned by Mike Silvestrini, a resident of Chester, Connecticut.

Business Experience

Mike Silvestrini

Mike is an accomplished professional with over 15 years of experience in the solar energy industry. He has played an executive key role in the development of over 500 solar projects across the United States, Brazil, and Africa while being directly responsible for nearly one billion of combined solar project finance.

Since 2017, Mike has been the Co-Founder & Managing Partner at Energea Global LLC. In his capacity as Co-Founder & Managing Partner of the General Partner, Mike directs the Investment Committee which determines the investment strategy for all funds managed by the business. To date, Energea Global manages 3 funds formed to acquire and operate solar power projects: the Company, Energea Portfolio 2 LP, Energea Portfolio 3 Africa LP, and Energea Portfolio 4 USA LP. See "Other Solar Energy Funds" below for the status each fund's offerings.

Since 2015, Mike has served as a Board Member of the Big Life Foundation, an organization dedicated to preserving over 1.6 million acres of wilderness in East Africa. Through community partnerships and conservation initiatives, Big Life protects the region's biodiversity and promotes sustainable practices.

From 2008 to 2017, Mike co-founded and served as the CEO of Greenskies Renewable Energy LLC, a leading provider of turnkey solar energy services. His expertise contributed to the development, financing, design, construction, and maintenance of solar projects across the United States. Notably, he was involved in solar installations on Target Corporation stores and distribution centers, Wal-Marts and Sam's Clubs, Amazon distribution centers, capped municipal landfills, and any schools and universities.

Mike's track record in renewable energy, his involvement in hundreds of solar projects worldwide, and his dedication to environmental sustainability position him as a driving force in managing investments in solar generating assets.

Chris Sattler

Chris is a seasoned energy entrepreneur with a proven track record in building and scaling companies in the renewable and retail energy sectors. Most recently, he served as Chief Executive Officer of IVI Energia, a joint venture between Energea Global and Brookfield Asset Management. Over his 18-month tenure, he led the company from inception to a $280 million valuation before returning to his role at Energea Global.

Earlier in his career, Chris co-founded North American Power and served as Chief Operating Officer. Under his leadership, the company expanded into more than 35 utility markets across the U.S., serving over one million residential and small commercial customers. In 2017, the company was acquired by Calpine Corporation with annual gross sales exceeding $850 million.

Chris holds a Bachelor's degree in Real Estate and Urban Economics from the University of Connecticut School of Business and is an alumnus of Harvard Business School's Program for Leadership Development. He currently resides in Rio de Janeiro.

Gray Reinhard

Gray is an experienced software engineer specializing in business intelligence tools across multiple industries. Early in Gray's career, he worked primarily in E-Commerce where he built and supported sites for over 20 brands including several Fortune 500 companies. From there, Gray moved into renewable energy where he developed the project management software for the country's largest commercial solar installer, Greenskies. This custom platform managed everything from sales and financing to the construction, maintenance, and performance monitoring of over 400 solar projects owned by the company.

Prior to joining Energea Global in January 2020, Gray served as the CTO of Dwell Optimal Inc. which assists businesses providing employees with travel accommodations.

Gray studied at Princeton University.

Isabella Mendonça

Isabella is a corporate lawyer with experience in cross-border M&A transactions and the drafting and negotiation of highly complex contracts and corporate acts in different sectors, such as energy, oil & gas and infrastructure. Isabella has previously worked as an attorney for Deloitte and Mayer Brown in Brazil, where she was an associate in the Energy group, working in regulatory, contractual and corporate matters related to renewable energy project development.

From 2016 until she joined Energea Global, Isabella was an associate in the corporate and securities practice at Mayer Brown in the Rio de Janeiro office.

Isabella studied law at Fundacão Getulio Vargas, in Brazil and has a master's degree (LLM) from the University of Chicago.

Arthur Issa

Arthur Issa was one of the first employees at Energea Global, starting in May, 2018. Over the course of his time with the business, Arthur has participated in the successful closing of more than 100 MW of solar projects and developed the financial models that support more than $300mm of AUM. Arthur is responsible for financial modeling of all Projects and Loans at Energea Global. He also supports the company's corporate financial planning through detailed financial modelling, reporting and cash flow management. As an integral part of the team, he provides the tools necessary for management to make investment decisions for Energea Global and the Company. Arthur has a B.S. in Production Engineering from University Candido Mendes in Rio de Janeiro, Brazil.

Paulo Vieira

Paulo is an accomplished electrical engineer with a master's degree in Energy Resources Engineering and over 5 years of leadership experience in the renewable energy sector. He currently serves as the Global O&M Manager at Energea Global, where he oversees operations and maintenance across a global portfolio of photovoltaic assets spanning the USA, Brazil, and South Africa. Paulo is a member of Energea Global's Investment Committee.

Specializing in solar energy systems, Paulo has led the operations of more than 2.2 GW of solar projects. His expertise includes O&M strategy development, performance optimization, technical team leadership, and cost control initiatives aimed at improving operational KPIs and financial performance. His professional journey includes strategic roles at Recurrent Energy, Enel Green Power, COMERC Energia, Solarig, and AKTOR SA, where he managed large-scale solar assets and drove operational excellence through data-driven decision-making and cross-functional coordination.

Paulo also brings a strong academic foundation, with a postgraduate specialization in Photovoltaic Solar Systems and international experience through Brazil's Scientific Mobility Program in the U.S., where he studied at The University of Texas at El Paso. He is deeply committed to advancing clean energy and delivering high-impact, data-driven solutions in the solar power sector.

Francielle Assis

Francielle has over five years of professional legal experience with a focus on labor and corporate law within large-scale corporate environments. Since September 2024, she has served as HR & HSEC Legal Coordinator at Energea Global. In that capacity, she ensures compliance with labor laws and regulations for all corporate Human Resources and oversees the company's Health, Safety, Environment and Community ("HSEC") compliance and risk mitigation. Her responsibilities include managing labor litigation, advising on employment law matters, and coordinating with regulatory agencies and external legal counsel. She also attends site visits for each Project to opine on the community and security risk prior to investment and sits on Energea Global's Investment Committee.

Prior to joining Energea Global, Francielle was a Senior Strategic Labor Attorney at CPFL Energia, one of Brazil's largest energy companies. There, she led complex employment litigation strategies and advised on collective labor issues. She also served as Labor Attorney at CPFL, supporting operational and strategic labor matters across the company's various business units.

Earlier in her career, Francielle worked in both private law firms and governmental institutions, handling labor and civil litigation. Her experience includes managing procedural strategies and representing corporate clients in both individual and collective labor disputes, demonstrating a high level of legal and operational competence.

Marta Coelho

Since 2018, Marta Coelho has served as the Controller at Energea Global, bringing with her a wealth of experience and expertise in finance and accounting. As the global Controller, Marta plays a crucial role in managing all financial aspects, including account management, taxation, and audits, for Energea Global's diverse range of operating entities and projects across Africa, Brazil, and the USA. Marta leads a team of subordinate controllers and accountants at Energea Global and coordinates with a bench of third-party accounting firms across our jurisdictions of operation.

Dave Rutty

Dave is a highly experienced solar professional with over 12 years of hands-on experience building, maintaining, and managing solar projects. As a Project Analyst at Energea Global, he plays a pivotal role in overseeing construction and maintenance operations across all markets, ensuring projects are executed with precision, safety, and technical excellence. Dave is responsible for preparing Investment Committee memos across Energea Global's multidisciplinary team of experts to ensure all investments meet the company's stringent compliance requirements.

From 2020 to 2022, Dave served as a Managing Partner at SRES, a solar contracting company based in the northeastern U.S. Prior to that, Dave was served as the Vice President of Operations and Maintenance at Greenskies Renewable Energy LLC.

Julio Cezar dos Santos de Morais

Julio is an experienced electrical engineer specializing in photovoltaic systems, currently serving as an Electrical Engineer at Energea Global since October 2023. He oversees project design, field and factory inspections, and engineering analysis for distributed generation systems. His technical expertise includes tools such as PVSyst, AutoCAD, and protection design for medium-voltage applications.

Over the past nine years, Julio has held engineering roles at CPFL Renováveis, Deode Energia, MEPEN Energia, and others, where he managed solar projects exceeding 100 MW of combined solar power generation capacity. Julio led technical teams and performed system simulations and commissioning. He holds both bachelor's and master's degrees in Electrical Engineering from the Federal University of Technology - Paraná (UTFPR), with academic research published in the field of power electronics.

Juan Carvajales

Juan is a seasoned business development professional with over 15 years of experience in the renewable energy sector across U.S. and Latin American markets. Since August 2023, he has worked as a Loan Analyst at Energea Global, where he supports investment strategies and portfolio architecture, leveraging his background in project development, financing, and cross-border renewable energy transactions to identify private credit opportunities.

Before joining Energea Global, Juan held key leadership roles including Director of Business Development at GeneraSol (2007-2023) and Board Member at SUA Power Company (2021-2023), where he focused on structuring and executing solar PV and off-grid energy projects. He has also led utility-scale solar development at Grupo BAZ and has a foundational background in project and operations management. Juan holds a BBA from Politécnico Costa Atlántica and additional certifications in solar energy and environmental science.

Legal Proceedings Involving Executives and Directors

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

Other Solar Energy Funds

Energea Global, the General Partner of the Company, is also the general partner of three other funds formed to acquire and operate solar power projects, each of which is conducting an offering under Regulation A:

•       Energea Portfolio 2 LP ("Portfolio 2"), which was formed to acquire and operate projects located in Brazil with residential and small business customers.

•       Energea Portfolio 3 Africa LP ("Portfolio 3"), which was formed to acquire and operate projects located in Africa.

•       Energea Portfolio 4 USA LP ("Portfolio 4"), which was formed to acquire and operate projects located in the United States.

The status of each of the Company's, Portfolio 2, Portfolio 3 and Portfolio 4 current and prior offerings, as of December 31, 2025 is below:

	Energea Portfolio 2 LP	Energea Portfolio 3 Africa LP	Energea Portfolio 4 USA LP	Energea Portfolio 5 LATAM LP
Date of Initial Qualification	08/13/2020	08/2/2021	07/01/2021	02/05/2026
Date of Current Qualification	03/26/2026	03/26/2026	03/26/2026	02/05/2026
Offering Amount Raised Through 12/31/25*	$36,540,098	$8,966,847	$7,167,127	$169,150**
Solar Projects Operating or Constructing	Eleven	Seventeen	Five	-
Current Maximum Offering Amount	$50,000,000	$50,000,000	$50,000,000	$50,000,000
*Gross of stock issuance costs
**Amount raised through the General Partner

Compensation of General Partner

Our General Partner is compensated when the Company pays the fees described in the table below ("Fees"):

Type of Fee	Timing of Fee	Description
Reimbursement of Marketing Expenses	Ongoing
The Company must reimburse the General Partner for expenses the General Partner incurs while promoting the Company to potential investors. The maximum reimbursable amount is 5% of the total amount raised. Types of costs that will be reimbursed by the Company to the General Partner for marketing expenses include digital and conventional advertisements, marketing personnel and third-party costs, promotional events and any other cost associated with communicating the Offering to the general public. If the Company were to raise the $50,000,000 we hope to raise through the Offering, we would estimate the marketing costs and reimbursements to be approximately (and not over) $2,500,000 (1).

Management Fees	Ongoing	The General Partner will charge the Company a monthly management fee equal to 0.167% of the aggregate capital that has been invested into the Company.
Carried Interest	When the distributions exceed the Preferred Return
The General Partner will receive 20% of all distributed cash flow above the monthly amount necessary for Preferred Equity Investors to receive their Preferred Return. For more detail, see "Carried Interest" below

Origination Fees	When Projects and Loans are originated
The General Partner might originate and develop Projects and Loans that are acquired by the Company. If so, the General Partner shall be entitled to compensation that is no greater than 5.0% of the Project's cost or the Loan's outstanding balance.

O&M and Energy Sales Services ("Ancillary Services")	Ongoing as services are rendered according to contract	The Company does not currently pay the General Partner for any Ancillary Services.
Interest on Loans	Whenever due and payable
The General Partner might lend to the Company to fund the acquisition or investment in Projects and Loans or for other purposes. Such a loan will bear interest at market rates. The amount of interest will depend on the amount and term of any such loans.

(1)   The estimated amount of "marketing costs and reimbursements" represents a "not-to-exceed" estimate for organization, offering, and marketing reimbursements. This figure is a cap only. Actual reimbursements are tied to actual expenses incurred and may be substantially lower.

Deferment of Fees

While the General Partner is not entitled to any compensation other than the Fees as described above, it may defer some or all of Fees at any time based on the General Partner's assessment of the cash flow at the Company. Some Fees may be deferred indefinitely at the discretion of the General Partner. To date, the General Partner has provided services without charging the full amount owed by the Company. As the Company and its cash flow stabilize, the General Partner may charge for deferred Fees ("Deferred Fees") - see "Fees Paid to General Partner" for more information.

Fees Paid to General Partner

As the Company grows, markets, exceeds Preferred Returns and requires the General Partner for Ancillary Services, fees are accrued to the General Partner, some of which are deferred, as described above. Below is a table which calculates the total amounts paid to the General Partner from all possible fees, which have been paid as of December 31, 2025:

Fee Type	Fees Paid to General Partner in 2025	Fees Paid Since Inception
Reimbursement of Marketing Expenses	-	-
Asset Management Fee	-	-
Carried Interest	-	-
Origination Fees	-	-
Ancillary Services	-	-
Interest on Loans	-	-
TOTAL	-	-

Co-Investment

The General Partner and its affiliates might purchase Class A Investor Shares. If so, they will be entitled to the same distributions as other Preferred Equity Investors. If such investment is made to facilitate the Company's acquisition of or investment in Projects before there are sufficient offering proceeds, the General Partner will be entitled to redeem its Class A Investor Shares from additional Offering proceeds as they are raised.

Item 4. Security Ownership of General Partner and Certain Securityholders

The individuals named below, as well as other employees of the General Partner, may own Class A Investor Shares that they purchased privately through the Platform in the same manner as any Investor.

The following table sets forth the approximate beneficial ownership of our Class A Investor Shares as of March 31, 2026, for each person or group that holds more than 10.0% of our Class A Investor Shares, and for each director and executive officer of our General Partner and for the directors and executive officers of our General Partner as a group.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Amount and Nature of Beneficial Ownership Acquirable	Percent of All Shares
Energea Global LLC	169,150	N/A	8.9030%
Michael Silvestrini	1,890(3)	N/A	0.0995%
Christopher Sattler	0(3)	N/A	0%
Grey Reinhard	111	N/A	0.0059%
All directors and executive officers of our General Partner as a group (3 persons)	2,001	N/A	0.1053%
(1)   Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.
(2)   Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 52 Main Street, Chester, CT 06412.
(3)   Includes shares beneficially owned by Energea Global LLC, under the control of its Class A Shareholders. Notably, Michael Silvestrini and Chris Sattler, as the largest principal shareholders, hold 41.10% and 32.10% of the shares of Energea Global LLC, respectively. (As of December 31, 2025)

Item 5. Interest of Management and Others in Certain Transactions

The Company might enter into other transactions with related parties. If so, any compensation paid by the Company to the related party shall be (i) fair to the Company, and (ii) consistent with the compensation that would be paid to an unrelated party.

By "related party" we mean:

•       The General Partner or a subsidiary of the General Partner;

•       Any director, executive officer, or significant employee of the Company or the General Partner;

•       Any person who has been nominated as a director of the Company or the General Partner;

•       Any person who owns more than 10% of the voting power of the Company or the General Partner; and

•       An immediate family member of any of the foregoing.

As of the date of this Annual Report, the Company has entered into transactions with related parties in one circumstance:

•       Credit Advance: The Company entered into several credit advances from the General Partner to accelerate the availability of capital needed to make certain small payments. These amounts are recorded as do-to/do-from transactions and no interest is charged to the Company for these advances. As of December 31, 2025, there is no outstanding balance.

The Company has not, and does not intend to, enter into any related party transaction with the General Partner or its subsidiaries or any other related party other than those transactions described above in "Compensation of General Partner". As discussed above, the Company may pay or reimburse the General Partner for marketing expenses, management fees, Carried Interest, Ancillary Services and interest on loans. There are no other expenses, nor will there be other expenses in the future, where the Company pays a related party other than the Fees.

Item 6. Other Information

None.

Item 7. Financial Statements

Independent Auditors Report

To the Members of
Energea Portfolio 5 LATAM LP

Opinion

We have audited the accompanying consolidated financial statements of Energea Portfolio 5 LATAM LP (the "Company"), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in partners'/members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•      Exercise professional judgment and maintain professional skepticism throughout the audit.

•      Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•      Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

•      Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•      Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control related matters that we identified during the audits.

Hartford, Connecticut
April 30, 2026

Consolidated Balance Sheets

December 31, 2025 and 2024

	2025	2024
Assets
Current assets:
Cash	$ 39,739	$ 1,310
Other current assets	686	414
Total current assets	40,425	1,724

Other noncurrent assets:
Due from related entity	25,900	23,206

Total assets	$ 66,325	$ 24,930

Liabilities and partners'/members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 11,190	$ 22,674

Partners'/members' equity	55,135	2,256

Total liabilities and partners'/members' equity	$ 66,325	$ 24,930

Consolidated Statements of Operations

For the years ended December 31, 2025 and 2024

	2025	2024

Revenue	$ -	$ -

Portfolio operating expenses:
Accounting	12,869	10,000
Legal	10,483	22,294
Regulatory expenses	13,920	-
Taxes	603	344
Travel	4,185	-
Other general and administrative expenses	2,372	2,501
Total portfolio operating expenses	44,432	35,139

Net loss from operations	(44,432)	(35,139)

Other income/(expense):
Realized foreign currency gain	-	699
Interest expense	-	(2,532)
Interest income	-	2,240
Other expenses	(233)	-
Total other income/(expense)	(233)	407

Net loss	(44,665)	(34,732)

Other comprehensive loss
Unrealized foreign currency exchange gain/(loss)	3,054	(3,955)

Comprehensive loss	$ (41,611)	$ (38,687)

Consolidated Statements of Changes in Partners'/Members' Equity

For the years ended December 31, 2025 and 2024

	Common Shares		Investor Shares		Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Members'/Partners' Equity
	Shares	Amount	Shares	Amount

Members' equity, January 1, 2024	1,000,000	$ -	34,950	$ 34,950	$ (5,497)	$ 860	$ 30,313

Issuance of common shares	-	-	10,750	10,750	-	-	10,750
Cumulative translation adjustment	-	-	-	-	(120)	-	(120)
Unrealized foreign currency exchange loss	-	-	-	-		(3,955)	(3,955)
Net loss	-	-	-	-	(34,732)	-	(34,732)

Members' equity, December 31, 2024	1,000,000	-	45,700	45,700	(40,349)	(3,095)	2,256

Issuance of common shares	-	-	123,450	123,450	-	-	123,450
Stock issuance cost				(30,000)	-	-	(30,000)
Cumulative translation adjustment	-	-	-	-	1,040	-	1,040
Unrealized foreign currency exchange loss	-	-	-	-	-	3,054	3,054
Net loss	-	-	-	-	(44,665)	-	(44,665)

Partners' equity, December 31, 2025	1,000,000	$ -	169,150	$ 139,150	$ (83,974)	$ (41)	$ 55,135

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

	2025	2024

Cash flows from operating activities:
Net loss	$ (44,665)	$ (34,732)
Changes in assets and liabilities:
Other current assets	(189)	(450)
Accounts payable and accrued expenses	(11,502)	22,680
Due from related entities	1,189	(5,718)
Total cash flows from operating activities	(55,167)	(18,220)

Cash flows from financing activities:
Proceeds from issuance of investor shares	123,450	10,750
Stock issuance cost	(30,000)	-
Total cash flows from financing activities	93,450	10,750

Effect of exchange rate changes on cash	146	(1,103)

Change in cash	38,429	(8,573)

Cash at the beginning of the period	1,310	9,883

Cash at the end of the period	$ 39,739	$ 1,310

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 5 LATAM LP (the "Company"), formerly known as Energea Portfolio 5 LATAM LLC, is a Delaware limited partnership formed on August 7, 2023 to invest in the acquisition and construction of solar energy projects and/or to lend money to development companies in South America, Central America and the Caribbean. The consolidated financial statements include the accounts of Energea Portfolio 5 LATAM LP and its wholly owned Colombian subsidiary Energea Colombia S.A.S. The Company and its day-to-day operations are managed by Energea Global LLC (the "General Partner").

Effective June 17, 2025, the Company converted from a limited liability company to a limited partnership. The conversion was undertaken for alignment of management and ownership structure. The Company continues to be treated as a corporation for U.S. federal income tax purposes. Management has determined that the conversion does not constitute a change in reporting entity, and therefore prior period financial statements have not been restated.

The Company will be conducting an offering of its Class A Investor Shares pursuant to Regulation A under the Securities Act of 1933, as amended. The offering was qualified by the U.S. Securities and Exchange Commission on February 5, 2026, and will allow the Company to raise up to $50,000,000. The Company's ability to fund operations, originate loans, and acquire or construct projects is dependent on its ability to raise capital through this offering. As of December 31, 2025, the Company was funded through capital contributions from its General Partner.

The Company's operations are subject to various risks and uncertainties, including its ability to raise sufficient capital to fund project development and execution. There is no assurance that future capital raising efforts will be successful or secured on favorable terms.

Basis of presentation

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). All intercompany transactions have been eliminated in consolidation.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, and its wholly owned subsidiary. The accounting policies of the Company's subsidiary are consistent with the Company's accounting policies, and all intercompany transactions have been eliminated in consolidation.

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and revenues and expenses of the period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits at commercial banks and short-term cash equivalents with original maturities of 90 days or less.

Capitalization and investment in project assets

A project has four basic phases: (i) development, (ii) financing, (iii) engineering and construction and (iv) operations and maintenance. During the development phase, milestones are created to ensure that a project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable project include the following:
•       The identification, selection and acquisition of sufficient area required for a project;
•       The confirmation of a regional electricity market;
•       The confirmation of acceptable electricity resources;
•       The confirmation of the potential to interconnect to the electric transmission grid;
•       The determination of limited environmental sensitivity; and
•       The confirmation of local community receptivity and limited potential for organized opposition.

All project costs are expensed during the development phase. Once the milestones for development are achieved, a project will be moved from the development phase into the engineering and construction phases. Costs incurred in these phases are capitalized as incurred, included within construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a project is placed into commercial service, all accumulated costs will be reclassified from CIP to property and equipment and become subject to depreciation or amortization over a specified estimated life.

Revenue recognition

The Company expects to generate revenue primarily from interest income earned on loans to entities that own and operate energy projects. The Company does not currently expect to own or operate projects directly in the foreseeable future.

Interest income on loans receivable is recognized on the accrual basis using the effective interest method in accordance with U.S. GAAP, based on the outstanding principal balance and the contractual terms of the related loan agreements.

As of December 31, 2025, the Company had not yet originated any loans. In January 2025, the Company entered into a Loan Agreement with Helios Energía S.A.S. E.S.P. to provide a long-term secured credit facility of up to $100,000,000, which was made fully effective through Addendum No. 1 in June 2025. The facility allows for disbursements in the form of individual sub-loans in accordance with the Company's investment strategy. As of December 31, 2025, no amounts had been disbursed under this facility.

Loans Receivable and Current Expected Credit Losses

Loans receivable are stated at unpaid principal balances. Interest on loans is recognized on the accrual basis based on the outstanding principal balance and the applicable contractual terms.

The Company expects to issue private debt to corporate borrowers and will be exposed to credit risk arising from the potential inability of borrowers to meet their contractual obligations. The Company evaluates expected credit losses ("ECL") on financial assets measured at amortized cost in accordance with ASC 326.

ECL are measured using a probability-weighted approach that incorporates key components, including probability of default ("PD") and loss given default ("LGD"), as well as relevant qualitative factors and forward-looking macroeconomic conditions.

Loans are written off when there is no reasonable expectation of recovery.

As of December 31, 2025, the Company had not originated any loans and, accordingly, no allowance for credit losses has been recorded.

Comprehensive Income/(Loss)

GAAP requires the reporting of "comprehensive income/(loss)" within general purpose consolidated financial statements. Comprehensive income/(loss) is comprised of two components, net income/(loss) and comprehensive income/(loss). For the years ended December 31, 2025 and 2024, the Company had foreign currency exchange gain and losses relating to currency translation from Colombian pesos to U.S. dollar reported as other comprehensive gain and losses.

Income taxes

For the year ended December 31, 2024, no provision for federal income taxes had been made in the consolidated financial statements since the Company was wholly owned by the Manager and therefore was disregarded for federal and state income tax purposes. As such, all income tax attributes of the Company were passed through to the Manager to report on its income tax return.

For the year ended December 31, 2025, the Company has elected to be taxed as a C-Corporation for Federal, State and local income tax reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

The Company also evaluated and concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements. Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Foreign Currency Exchange Transactions

Purchases of products and services for the Company's Colombian subsidiary are transacted in the local currency, Colombian pesos ("COP"), and are recorded in U.S. dollars using exchange rates prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date.

Realized foreign currency exchange gains and losses resulting from transactions are included in foreign currency exchange gain (loss) in the accompanying consolidated statements of operations and comprehensive loss.

Translation adjustments resulting from the conversion of the financial statements of the Company's foreign subsidiary from COP to U.S. dollars are reported as a component of other comprehensive income (loss).

Unrealized translation losses for the years ended December 31, 2025 and 2024 were $(3,054) and $(3,955), respectively. Realized foreign currency exchange gains for the years ended December 31, 2025 and 2024 were $0 and $699, respectively.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent Events

In connection with the preparation of the consolidated financial statements, the Company evaluated subsequent events through April 30, 2026, the date on which the consolidated financial statements were available to be issued.

After December 31, 2025, and following the qualification of the Company's Regulation A offering on February 5, 2026, the Company has raised approximately $2.3 million in proceeds from the issuance of Class A Investor Shares.

After December 31, 2025, the Company is in the process of originating loans in accordance with its investment strategy.

Note 2 - Related Party Transactions

The Company has transactions between related companies from time to time. At December 31, 2025 and 2024, the Company had $25,900 and $23,206, respectively, receivable from a company with common ownership, which is included due from related parties on the accompanying consolidated balance sheets.

Note 3 - Partners' Equity

On June 17, 2025, the Company converted from a Delaware limited liability company to a Delaware limited partnership and now operates under the Limited Partnership Agreement of Energea Portfolio 5 LATAM LP. This conversion was undertaken to enhance structural flexibility for capital raising and investor participation, including enabling the issuance of multiple classes of investor interests and supporting the Company's ongoing Regulation A offering. In connection with the conversion, the Company retained its election to be treated as a C-corporation for U.S. federal income tax purposes.

All outstanding equity interests previously designated as common shares and Class A investor shares were automatically converted into corresponding Common Shares and Class A Investor Shares under the new partnership structure.

As of December 31, 2025, the Company has authorized a total of 2,501,000,000 limited partnership interests (the "Shares"), consisting of (i) 1,000,000 Common Shares and (ii) 2,500,000,000 Investor Shares. The Investor Shares may be issued in one or more classes, as determined by the General Partner in accordance with the Limited Partnership Agreement.

The Company is currently offering Class A Investor Shares pursuant to Regulation A under the Securities Act of 1933, as amended, through a qualified offering statement on Form 1-A. The proceeds from this offering are expected to be used to fund the acquisition and development of solar energy projects and the issuance of loans.

Common Shares

The Company has authorized 1,000,000 Common Shares, all of which were issued and outstanding as of December 31, 2025 and 2024. These Common Shares are held by Energea Global LLC, the General Partner, and represent its ownership interest in the Company. The General Partner has full authority to manage the operations of the Company.

Investor Shares

Of the 2,500,000,000 authorized Investor Shares, 500,000,000 have been designated as Class A Investor Shares. As of December 31, 2025 and 2024, 169,150 and 45,700 Class A Investor Shares, respectively, were issued and outstanding.

The remaining 2,000,000,000 Investor Shares have been designated as Class B Investor Shares, Class C Investor Shares, Class D Investor Shares, and Class I Investor Shares. As of December 31, 2025, no shares of these additional classes are issued or outstanding.

Class A Investor Shares represent limited partner interests in the Company and participate in distributions in accordance with the Limited Partnership Agreement and applicable authorizing resolutions. Holders of Class A Investor Shares do not have voting rights and do not participate in the management of the Company.

Additional Share Issuances

The General Partner has the authority to create and issue additional classes or series of Investor Shares with such rights, preferences, and privileges as determined in its discretion, subject to the terms of the Limited Partnership Agreement. Such issuances may result in dilution to existing investors.

Note 4 - Income Taxes

Income tax expense/(benefit) is comprised of the following for the years ended December 31, 2025:

2025
Federal:
Current	$ -
Deferred	(9,380)
(9,380)
State:
Current	-
Deferred	(3,350)
(3,350)
Income tax expense (benefit)	(12,730)
Change in valuation allowance	12,730
Net Income tax expense (benefit)	$ -

A reconciliation of the US Federal and Connecticut statutory rate to our effective income tax rate is shown in the table below for the year ended December 31, 2025:

2025
Statutory rate applied to pre-tax income - Federal	21.00%
Statutory rate applied to pre-tax income - State	7.50%
Change in Valuation Allowance	-28.50%
Effective tax rate	0.00%

As of December 31, 2025 the significant components of the Company's deferred tax assets were as follows:

2025
Net operating losses	12,718
Unrealized loss on foreign currency exchange	12
Total deferred tax assets	12,730
Less: Valuation allowance	(12,730)
Total deferred tax assets, net	-

Deferred income taxes reflect the net tax effects of net operating loss ("NOL") carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.  The Company's deferred tax assets relate mainly to NOL carryforwards which may be used to reduce tax liabilities in future years (subject to an 80% taxable income limitation for federal tax purposes. At December 31, 2025 the Company had federal NOL carryforwards totaling $44,624. At December 31, 2025 the Company had state NOL carryforwards totaling $44,624. The state NOL carryforwards are subject to a 50% taxable income limitation.

In making the assessment under the more-likely-than-not standard, appropriate consideration must be given to all positive and negative evidence related to the realization of deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods by jurisdiction, unitary versus stand-alone state tax filings, loss carry forwards not expiring unutilized, and all tax planning alternatives that may be available. A valuation allowance has been recorded against the deferred tax assets as management cannot conclude that it is more-likely-than-not that these assets will be realized.

During the year ended December 31, 2025, the Company did not have any unrecognized tax benefits related to uncertain tax positions.

Item 8. Exhibits

Index to Exhibits and Description of Exhibits

Exhibit No.	Description of Exhibit
2.1**	Certificate of Formation of the Company filed with the Delaware Secretary of State on August 7, 2023
2.2**	Limited Liability Company Agreement of the Company dated August 12, 2023
2.3**	Certificate of Amendment of Certificate of Formation filed with the Delaware Secretary of State on December 3, 2024
2.4**	Certificate of Conversion from LLC to LP, filed June 17, 2025
2.5**	Limited Partnership Agreement of the Company dated June 17, 2025
2.6**	Authorizing Resolution of the Company dated June 17, 2025
3.1**	Redemption Plan
4.1**	Form of Investment Agreement
4.2**	Form of Auto-Invest Agreement
4.3**	Form of Auto-Reinvestment Agreement
11.1**	Consent of Independent Auditor (Whittlesey PC) dated January 27, 2026
11.2	Consent of McCarter & English LLP (included in Exhibit 12)
12**	Legal opinion of McCarter & English, LLP
99.1**	Colombia Market Investment Committee Memo dated June 18, 2025
99.2**	Helios Borrower Investment Committee Memo dated July 18, 2024
99.3**	Helios Loan and Security Agreement, by and among Energea Portfolio 5 LATAM LLC and Helios Energia S.A. E.S.P., dated January 22, 2025
99.4**	Addendum No. 1 to Helios Loan and Security Agreement, dated June 30, 2025
* Filed herewith
**Filed Previously

Glossary of Certain Defined Terms

3.8% NITT	A 3.8% Net Investment Income Tax on certain investment income of individuals, trusts, and estates under Section 1411 of the Code
Adjusted NOI	Adjusted Net Operating Income
Ancillary Services	Support services like operations, maintenance, and credit management provided to solar projects.
Authorizing Resolution	The authorization adopted by the General Partner pursuant to the LP Agreement that created the Class A Investor Shares.
Blue Sky Laws	State securities regulations.
Borrower	A party that repays the Company for a Loan through principal and interest payments.
C&I	Commercial and industrial offtakers
CAFD	Cash available for distribution.
Carried Interest	The right of the General Partner to receive distributions under the LP Agreement, over and above its right to receive distributions in its capacity as an Investor.
Class A Investor Shares	The limited partnership interests in the Company being offered to Investors in the Offering.
Code	The Internal Revenue Code of 1986, as amended (i.e., the federal tax code).
Collateral Agreements	A collection of agreements and instruments designed to secure obligations under a primary financing arrangement between a borrower and a lender.
Company	Energea Portfolio 5 LATAM LP, a Delaware limited partnership, which is offering to sell Class A Investor Shares in the Offering.
Company Investments	Cash-on-hand investments generating returns, such as interest from savings accounts.
Construction Contract	The contract whereby the Company or SPE will hire a third party to provide to provide engineering, procurement, and construction services for a Project.
Customer
Collectively refers to entities purchasing electricity or utility services from the Company's renewable energy projects, as well as borrowers of Loans. This includes entities under long-term Power Purchase Agreements ("PPAs"), utility service contracts, and those receiving financing for renewable energy project development.

Deferred Fees	Fees postponed by the General Partner due to cash flow considerations, to be charged later at their discretion.
Delaware LP Act	Governs the formation and operation of Delaware limited partnerships.
Development Company	A company focused on acquiring and/or developing solar power projects.
DG	Distributed generation, where power is produced locally and delivered directly to users through systems like rooftop or community solar.
Energea Global	Energea Global LLC, a Delaware limited liability company, which is owned by Michael Silvestrini and Chris Sattler and serves as the General Partner.
Energea Colombia SAS	A wholly-owned subsidiary of Energea Portfolio 5 LATAM LP
Estimated NOI	Estimated Net Operating Income.
Fees	Compensation paid to the General Partner.
Form 1-U	SEC form used to report significant events or changes by companies under Regulation A.
General Partner	Energea Global LLC, a Delaware limited liability company.
GILTI	General Intangible Low-Tax Income, a federal U.S. tax on profits made by companies outside the United States.

Helios	Helios Colombia S.A. E.S.P and Energía de la Alta S.A. E.S.P, a Colombian utility company.
Helios Loan	A revolving loan issued to Helios, with the option for the Company to advance funds under specified terms.
HSEC	Health, Safety, Environment and Community
Interconnection	Permission to connect a project to the electric grid.
Investment Agreements	Contracts signed to purchase or reinvest in Class A Investor Shares.
Investment Committee (IC)	A multi-disciplinary committee of experienced renewable energy executives of the General Partner which decides which Projects the Company will invest in.
Investor	Anyone who purchases Class A Investor Shares in the Offering.
IRR	Internal rate of return.
kWh	A single, billable unit of energy generated by a Project
LATAM / Latin America	Latin America
Limited Partners	Owners of Investor Shares
LP Agreement	The Company's Limited Partnership Agreement dated June 17, 2025.
Loan	Money lent to Development Companies
Loan Agreement	Company provides loans directly to Customers, secured by Project assets such as off-taker contracts or PPAs.
MTR	Minimum Technical Requirement.
NAV	Net Asset Value
NOI	Net Operating Income.
NPV	Net Present Value
Offering	The offering of Class A Investor Shares to the public pursuant to the Offering Circular.
Offering Circular	A document, which includes information about the Company and the Offering.
O&M	Operations and Maintenance
Partners	The General Partner and the Limited Partners, collectively.
Platform	The General Partner's website: www.energea.com
Portfolio 2	Energea Portfolio 2 LP
Portfolio 3	Energea Portfolio 3 Africa LP
Portfolio 4	Energea Portfolio 4 USA LP
Power Purchase Agreement / PPA	A contract where the SPEs sell electricity generated by the projects directly to customers.
Preferred Equity Investors	Holders of Class A and Reg D Shares entitled to cash distributions after expenses.
Preferred Return	A 7% per year preferred return to Class A Investors before the General Partner earns a Carried Interest.
Project Maintenance Contract	A contract with a third party engaged by the SPE to operate and maintain the projects after construction.
Project	A solar power product in which the Company invests.
Purchase and Sale Agreement	A contract used by the Company to acquire Project rights from a Development Company.
Purchase and Sale Agreements for Environmental Commodities	A contract used when SPEs sell environmental commodities (e.g., renewable energy credits) produced by the projects to customers.
Redemption Plan	The redemption plan whereby Investors may request redemption of their Class A Investor Shares following 60 days after purchase.

Redemption Request	A request for redemption submitted through the Platform for up to $50,000 in Class A Investor Shares.
Regulations	Regulations issued under the Code by the Internal Revenue Service.
Regulation A	Regulation A of the Securities Act of 1933 is an exemption from registration requirements for public offerings.
SEC	The U.S. Securities and Exchange Commission.
Securities Act	The Securities Act of 1933, as amended.
Shares	Ownership interest in the Company.
Site Access	The Company's legal right to enter a property to build and maintain a solar project.
SPE	Special-Purpose Entity
Trust Agreement	Financing managed through trusts.
USD	The currency of the United States called dollars.
U.S. GAAP	United States Generally Accepted Accounting Principles.
U.S. Holder	A beneficial owner of Class A Investor Shares that is a U.S. citizen or resident, a U.S. corporation, a U.S. estate, or a U.S. trust as defined for federal income tax purposes.
VAT	Value Added Tax
XIRR	Extended internal rate of return

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 5 LATAM LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: April 30, 2026